UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Chief Commercial Officer

Bioceres Crop Solutions Corp. (the “Company”) announced today that the board of directors (the “Board”) of the Company and Mr. Milen Marinov, Chief Commercial Officer, agreed that, effective August 31, 2025, Mr. Marinov would step down from his position as Chief Commercial Officer. In addition, Mr. Marinov has resigned as a member of the Board. Mr. Marinov’s decision was not the result of any disagreement with the Company on any matter relating to its operations, policies or practices. The Company has initiated a process to identify Mr. Marinov’s successor and will provide an update as appropriate.

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-272280), Form S-8 (Registration Nos. 333-255635, 333-266333 and 333-271941).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: September 2, 2025	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer